Exhibit 99.3

FINAL TRANSCRIPT

Thomson StreetEvents

NCR - Q2 2011 NCR Corp Earnings Conference Call

Event Date/Time: Jul. 21. 2011 / 9:45PM GMT

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F I N A L    T R A N S C R I P T

Jul. 21. 2011 / 9:45PM, NCR - Q2 2011 NCR Corp Earnings Conference Call

CORPORATE PARTICIPANTS

Gavin Bell

NCR Corporation - IR

Bill Nuti

NCR Corporation - Chairman & CEO

John Bruno

NCR Corporation - Executive VP of Industry Solutions Group

Bob Fishman

NCR Corporation - SVP, CFO

CONFERENCE CALL PARTICIPANTS

Raymond Leung

Goldman Sachs - Analyst

Katy Huberty

Morgan Stanley - Analyst

Gil Luria

Wedbush Securities - Analyst

PRESENTATION

Operator

Welcome and thank you for standing by. At this time all participants are in a listen-only mode. After today’s presentation, we will hold a question-and-answer session. (Operator Instructions) Today’s conference is being recorded. If you have any objections, you may disconnect at this time. I will now turn the conference over to Mr. Gavin Bell. Sir, you may begin.

Gavin Bell - NCR Corporation - IR

Thank you, Don, good afternoon and thanks everyone for joining us for our second quarter 2011 earnings call. Bill Nuti, NCR’s Chairman and Chief Executive Officer, will lead our conference call this afternoon. After Bill’s opening remarks, John Bruno, Executive Vice President of our Industry Solutions Group, will update you on progress with respect to certain key initiatives. Bob Fishman, NCR’s Chief Financial Officer, will then provide comments on NCR’s total company financial results.

Our discussions today includes forecasts and other information that are considered forward-looking statements. While these statements reflect our current outlook, they are subject to a number of risks and uncertainties that could cause actual results to vary materially. These risk factors are described in NCR’s periodic filings with the SEC and in our annual report to stockholders. On today’s call we will also be discussing certain non-GAAP financial information, such as free cash flow and results excluding the impact of pension and other items. Reconciliations of non-GAAP financial results to our reported and forecasted GAAP results, and other information concerning such measures, are included in our earnings press release and are also available on the investor page of NCR’s website. A replay of this conference call will be available on NCR’s website, ncr.com. For those listening to the replay of this call, please keep in mind that the information discussed is as of July 21, 2011 and NCR assumes no obligation to update or revise the information included in this conference call, whether the result of new information or future results. With that I’ll turn the call over to Bill.

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F I N A L    T R A N S C R I P T

Jul. 21. 2011 / 9:45PM, NCR - Q2 2011 NCR Corp Earnings Conference Call

Bill Nuti - NCR Corporation - Chairman & CEO

Thank you, Gavin. Good afternoon and thank you all for joining us. Our second quarter results were strong and demonstrate the continuation of the positive business trends we’ve experienced over the past several quarters. The recovery in our core financial and retail industries is gaining traction. NCR’s commitment to innovation has positioned us to win market share with leading technologies and solutions that deliver competitive advantages to our customers. This value proposition extends to our emerging industries where we are expanding in the telecom and technology, travel, and entertainment verticals.

The momentum and underlying strength across our solutions business is supported by the solid performance of our services group during the quarter, as well as our ongoing commitment to strengthening NCR as a company and accelerating our growth prospects. This strategy is clearly evidenced by our planned acquisition of Radiant Systems. As you know, we signed a definitive merger agreement to purchase Radiant Systems in a transaction valued at roughly $1.2 billion. This acquisition is a perfect fit for NCR, as it will add category leadership in hospitality, convenience, and specialty retail. We’ve talked about hospitality being a natural growth vertical for NCR, and by virtue of this transaction, will become an immediate market share leader. Radiant possesses proven category expertise, and together with our global reach and resources, we will create a robust and globally accessible suite of solutions and technologies supported by a best-in-class services organization.

We believe that the revenue opportunities available from this highly complimentary combination are significant, and we also expect the combination will generate annualized pre-tax cost synergies of approximately $40 million to $50 million to be realized over three years. We believe the combination of NCR’s and Radiant’s assets and the mutual importance placed on software-enabled business models, on innovation and on superior customer service will translate into accelerated growth in the years ahead.

Now let’s take a look at our results for the quarter, beginning with NCR in total. Orders grew 15%, revenues increased 12%, and backlog was up 16% year-on-year. In the financial services business, revenue grew 15% year-on-year as we again demonstrated good geographic balance with solid performance across a number of key regions, including BIC/MEA, North America, Europe, and Caribbean Latin America. We continue to drive strong order growth, which was up 27% year-on-year, and our backlog is currently ahead of last year by 23%.

In the retail and hospitality segment, ongoing rollouts of our self checkout and point-of-sale solutions drove 3% year-on-year revenue growth. Orders in the second quarter were down 7% from last year’s Q2. However, orders are up 11% on a year-to-date basis, and the good news is that backlog is up 10% over last year’s second quarter. Our services business demonstrated strong growth in the second quarter as revenues increased 12% and gross margins expanded 230 basis points compared to last year. NCR services is becoming an increasingly important component of our growth strategy and our investments in management, personnel, technology, and delivery capabilities are driving improved results.

Our best-in-class services delivery and differentiated offers are providing an assortment of strategic and competitive benefits to our customers. The potential for our services business is underscored by recent third-party validation as NCR reached its highest ever ranking, number eight, in the 2011 global outsourcing 100 rankings prepared by the International Association of Outsourcing Professionals. We were also ranked as the global market share leader in industry product support for 2010 by Gartner. We expect to generate solid revenue growth as we continue to innovate and expand service offers to our customers, such as predictive services. We also expect margin expansion to continue in our services business this year as our ongoing continuous improvement program cascades throughout the entire services organization.

Turning now to our entertainment business, revenues grew 65% year-on-year, and same-store sales growth grew 30% versus last year’s Q2. This revenue growth stemmed from improved per unit economics as we enhanced our kiosk footprint through the effective redeployment of under-performing kiosks. We continued to execute well on our entertainment strategy while also maintaining optionality with the business. As I mentioned on our conference call last week, we are actively exploring strategic options for our entertainment business and have engaged in discussions with several interested parties. We continue to seek the best alternative for our entertainment business. John will provide you with a more in-depth update on the performance of our entertainment business in a few minutes.

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F I N A L    T R A N S C R I P T

Jul. 21. 2011 / 9:45PM, NCR - Q2 2011 NCR Corp Earnings Conference Call

During the second quarter we made additional progress implementing our cost reduction plan. We remain on target and expect to achieve $75 million to $100 million in annualized cost reductions while also further executing on our three-year plan of $200 million to $300 million in reduced costs. It’s important to note that these improvements are being driven by our intense focus on securing productivity gains across our entire product life-cycle, including design and development, manufacturing, services and distribution. Our commitment to cost management and the steady execution across our businesses is translating into strong NPOI growth as second quarter NPOI was $101 million compared to $88 million last year, an increase of 15%.

Given our performance during the second quarter, along with continued strong underlying demand fundamentals in our core businesses, we are raising our full year guidance. We expect revenues in 2011 to increase in the range of 6% to 8% on a constant currency basis. We expect non-pension operating income, or NPOI, to be in a range of $385 million to $400 million for the year, an increase of 16% to 20% compared to 2010. And we expect non-GAAP earnings per share, excluding pension expense, to be in the range of $1.73 to $1.80 in 2011, an increase of 13% to 18% compared to 2010.

Now I’d like to spend a few minutes discussing our financial and retail businesses in more detail. I’ll then turn the call over to John, who will talk about our emerging industries, including entertainment, in greater detail. In financial services, we are benefiting from our extensive and integrated global presence as order growth increased in most key regions. Overall demand trends are strengthening, and our ability to deliver solutions aimed at facilitating current and future interactions across multiple channels continues to bear fruit. We are therefore raising our full year revenue guidance for financial services to 6% to 8% growth on a constant currency basis, up from previous guidance of 4% to 6%.

In North America, overall order growth was up 127% compared to the prior year period. We also continued to see significant growth in the US regional bank segment, as orders are up approximately 115% from last year’s Q2. Our converged channel offers, which offer advanced multi-channel software solutions, online and mobile banking applications, are winning us business. Banks are looking to strengthen their competitive position through investments to enhance the consumer experience, and NCR is stationed at the forefront of this opportunity.

One example of this is our Scalable Deposit Module, or SDM technology. SDM greatly reduces ATM transaction times by allowing consumers to deposit up to 50 checks and notes at one time, in any orientation, in a single bunch. This first-of-its-kind innovation has translated into improved customer satisfaction levels, benefiting consumers, our customers, and ultimately NCR. It has also dramatically reduced costs and increased productivity for our customers. Our group of major ATM switch providers recently completed their certification testing of SDM, establishing it as compatible with key software systems. We are currently in the process of completing additional certification processes, and have already secured orders for nearly 7,000 SDM units since introducing the product in October of last year.

In the second quarter, we secured orders from almost 4,000 deposit automation solutions from four of the top ten US major financial institutions, the majority of which were SDM, evidence that large banks see the value proposition of SDM and are continuing to invest in this market-leading technology. Our suite of APTRA converged banking software solutions won a number of customers during the second quarter, including several US regional banks. Broadway Bank, which serves south central Texas, will utilize NCR’s solidcore for APTRA and deploy NCR’s SelfServ ATMs as a replacement to their existing infrastructure. We also recently rolled out APTRA Cash Connect 6.0 which helps financial institutions monitor and integrate multi-vendor tele-automation units.

On the international side, BTB 24 bank in Russia, one of the largest Russian banks, is implementing APTRA Relate software to drive multi-channel marketing campaigns, increase features delivered by the ATM, and promote access to other key channels, such as the internet and mobile. We are also helping shape the future of ATM transactions due to launch of our SelfServ 4 and SelfServ 8 financial kiosks which offer banking customers the opportunity to enhance the branch experience when completing basic branch transactions, such as account opening and maintenance. In addition, we recently integrated two-way video conferencing into our SelfServ 32 ATMs which allows consumers to talk live to tellers through the ATM, and lets banks provide 24-hour access to teller services, regardless of branch location.

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F I N A L    T R A N S C R I P T

Jul. 21. 2011 / 9:45PM, NCR - Q2 2011 NCR Corp Earnings Conference Call

In retail and hospitality, our self checkout and point-of-sales solutions are driving improved customer satisfaction levels and enhanced productivity and sales capabilities to our customers. Consumer transaction channel preference continues to evolve worldwide, and our robust retail product portfolio places us on strong ground as we were continue through a retail upgrade cycle. In this June Global EPOS and self checkout 2011 report, Retail Banking Research, RBR, ranked NCR as the global market leader in the self service checkout market. The report indicated NCR is by far, the world’s largest self checkout supplier in terms of both install base and shipments. We expect self checkout solutions will be a prominent focus for retailers as capital spending loosens further, and we are continuing to invest in our solutions and capabilities to meet our customers’ needs.

Our APTRA line of products also continues to connect with retail customers. Wine Country Gift Baskets signed a multi-year renewal for NCR’s APTRA e-marketing solution. Finally, NCR recently launched an enhanced version of our advanced checkout solution, which will provide a number of benefits to our customers, including improved business agility as well as improved shopping experience for consumers. We recently held our second annual continuous improvement summit, which consists of an open forum for the NCR team to collaborate on ways to put the customer first. Our goal is to create a customer experience that is best in class by focusing on continuous improvement and customer advocacy. In our annual survey by — of third-party partners, we were pleased with the increase we saw in overall customer loyalty.

We believe further improving the overall customer experience and enhancing customer loyalty will drive business opportunities across our verticals and drive revenue growth and gross margin expansion across our businesses. So, in summary, NCR generated strong orders, revenue, backlog, NPOI and non-GAAP EPS results in the second quarter as we continue capitalizing on our expanding global business opportunities. Our first half of 2011 has developed even better than we had expected, and we provided an updated outlook for the rest of the year. We believe our planned acquisition of Radiant Systems will positively affect our operational performance for the balance of the year, and assuming we close as planned, we’ll provide you an updated outlook on our next quarterly earnings call.

In the meantime, the fundamentals in our core markets continue to improve while our emerging industries and NCR services are capturing incremental share. We are very excited about the future of NCR, given our consistent high level of execution and the many strategic benefits the acquisition of Radiant will provide. I’ll now turn the call over to John Bruno to update you in more detail on some of the industry initiatives I’ve mentioned, and then Bob will review the quarter’s financial results. John?

John Bruno - NCR Corporation - Executive VP of Industry Solutions Group

Thank you, Bill, and good afternoon, everyone. Bill updated you on our core lines of business, so I’d like to give you an update and provide further insight onto progress deploying SelfServ solutions across entertainment and emerging industry segments.

Looking first at entertainment, we had approximately 9600 kiosks deployed at the end of the second quarter, compared to 8,000 at the end of 2010. As we have said previously, we continue to redeploy under-performing kiosks as we seek to grow our transaction volume, improve our [created] economics, and design our kiosk footprint to meet our profitability goals. We are having success in this area, as our per unit economics continue to improve.

As Bill mentioned, revenues grew 65% and, importantly, same-store sales grew 30% over last year’s Q2. A total of 700 kiosks were deployed in the second quarter through partnerships across key strategic markets. Our biggest win was a competitive one, the deployment of more than 800 kiosks at Food Lion grocery stores across 11 states in the Southeast and mid-Atlantic regions. The kiosks will also be installed at other Delhaize America supermarkets, including Bottom Dollar Food, Harvey’s and Reid’s grocery stores. Our partnership with Delhaize is particularly noteworthy because 200 of the kiosks are redeployed machines. As you know, we identified 1600 under-performing kiosks at the end of 2010, and have been moving diligently and efficiently to adjust our offering in kiosk footprint.

Together with the 300 kiosks redeployed in Q1, we have now returned 600 kiosks to the market with valuable partners in geographic areas that we expect will strengthen our [premium] economics and drive revenue and profitability growth in the

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F I N A L    T R A N S C R I P T

Jul. 21. 2011 / 9:45PM, NCR - Q2 2011 NCR Corp Earnings Conference Call

quarters ahead. We continue to pursue other strategic initiatives including premium pricing for new releases and cross-selling. Testing of our premium pricing offering is going, and results to date continue to outpace our expectations. The kiosk rental market is truly about the consumer choice in expanding access to quality content, be it a $1 rental or premium price access to new releases, whatever the customer chooses. Expanding consumer choice through self-service channels is at the heart of what NCR does, and we remain excited about the progress we are making in our entertainment business.

Now turning to our developments across our other emerging industries. In telecom and technology, we are experiencing growth within the base of this business. In the telecom space, our go-to-market offering of strategic business service continues to capture share by providing the next generation of network requirements such as IP telephony, virtual private networking, and WAN acceleration to our customer premise environments, or CPE. NCR acts as a preferred service partner for over 40 global telecom companies, providing onsite services to enable the customers and carriers to deploy their premise equipment solutions globally.

Within the technology business, we are expanding our OEM partnership to support this innovative technology that our customers are implementing to drive improved business efficiency and flexibility. Wireless LAN is one such technology where its adoption continues to advance due to improved capability in speed, mesh, and voice. NCR continues to shape consumer transactions in the travel category as well through advanced solutions including mobile boarding pass technology and self service check-in. We have developed sizable mobile footprint and we are seeing tremendous growth in the printing of mobile boarding passes. We recently struck a partnership with Copa Airlines, which is one of Latin America’s leading carriers. Copa has launched mobile check-in and boarding pass delivery technologies as it looks to simplify and improve its customers’ travel experiences.

We also continue to deploy self-service kiosks. For example, NCR deepened its relationships with Frontier Airlines, which will be rolling out 75 NCR Touch Port 70 kiosks across 14 additional airports in the US. Since the mobile solution launched in 2008, more than 10 million mobile bar code boarding passes have been delivered globally. In health care, we’ve strengthened our NCR Medi Kiosk and NCR Patient Portal self service products through the integration of electronic payment exchanges technology, which drives lower transaction fee by streamlining the number of payment providers. This advancement has already drawn market interest and support as Conifer and Blair Medical Associates have integrated this single-source payment capability into their network.

It’s evident that a transformation is occurring in how consumers and businesses interact, and our self service expertise, customer insights, and commitment to deliver innovative solutions place us at the forefront of this transformation. The value we deliver is proven as our products are resonating with consumers and delivering unique competitive advantage and tangible cost benefits to our customers. While the financial and retail categories [rest] the core of NCR, our belief is using innovation and passion to address migration transaction preference is driving increased penetration and share gains across our emerging verticals. Our global business opportunities in these businesses continue to expand, and we are excited about the growth potential in the years ahead. And with that, I will hand it over to Bob.

Bob Fishman - NCR Corporation - SVP, CFO

Okay, thanks, John. NCR’s total revenue in the second quarter was $1.31 billion, up 12% versus Q2 2010. Second quarter revenues include a 6% benefit from foreign currency translation. We reported GAAP income from continuing operations attributable to NCR of $35 million, or $0.22 per diluted share. This compares to GAAP income from continuing operations attributable to NCR of $20 million, or $0.12 per diluted share in Q2 2010. NCR’s results from continuing operations include special items in both periods. Income from continuing operations in the second quarter of 2011 included $53 million, or $0.23 per diluted share after tax, of pension expense, and $1 million, or $0.01 per diluted share after tax, of acquisition-related costs.

Income from continuing operations in the second quarter of 2010 included $50 million, or $0.20 per diluted share after tax, of pension expense, and $7 million or $0.03 per diluted share after tax, of incremental costs related to the relocation of the company’s global headquarters. Excluding these items, non-GAAP diluted income per share was $0.46 per share in Q2 2011,

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F I N A L    T R A N S C R I P T

Jul. 21. 2011 / 9:45PM, NCR - Q2 2011 NCR Corp Earnings Conference Call

compared to non-GAAP earnings of $0.35 per diluted share in Q2 2010. To analyze NCR’s operational performance without the effect of special items and pension expense, please see the supplemental financial schedule included in our earnings press release that reconciles our GAAP to non-GAAP results. Excluding the impact of special items and pension expense, our Q2 2011 gross margin was 23%, up 10 basis points from 22.9% in the prior year period, resulting from higher product sales, favorable mix, and the successful implementation of cost-reduction initiatives driven by our continuous improvement program.

Operating expenses, excluding pension expense and special items, were 15.3% of revenue in Q2 2011 versus 15.4% in Q2 2010. The decrease was the result of a continued focus on expenses, even with the higher revenue growth. Total company non-GAAP income from operations, or NPOI, was $101 million in the second quarter compared to $88 million in last year’s Q2. Other expense net was $2 million in the second quarter of 2011 compared to $0.00 in the prior year period. Other expense in the second quarter of 2011 included interest expense of $1 million. Income tax expense was $8 million in the second quarter compared to a benefit of $11 million in Q2 2010. NCR expects its full year 2011 effective tax rate to be approximately 27%.

Turning to the balance sheet, cash on hand was $457 million, with total debt of $11 million at the end of the quarter. We repurchased $35 million or approximately 1.8 million shares of NCR stock in the second quarter. Approximately $179 million of board authorization remains under our current share repurchase plan, with an additional $4 million available under the dilution offset program.

Moving to the cash flow statement, NCR generated $64 million of cash from operating activities in Q2 2011 compared to $87 million in the prior year period. Cash from operating activities in Q2 2011 was negatively impacted by increased investment in working capital period-over-period, due to higher revenue growth in Q2 and for the remainder of the year. Net capital expenditures total $42 million in Q2 2011 compared to $38 million in the prior year period. This continued operation yielded $7 million of cash outflow in Q2 2011 compared to $8 million of cash inflow in Q2 2010, primarily due to remediation payments related to the Fox River environmental matter not offset by a similar level of insurance recovery as compared to the prior year period.

NCR generated break-even free cash flow in Q2 2011 compared to free cash flow of $42 million in Q2 2010. For Q2 year-to-date, NCR generated $4 million of free cash flow in the six months ended June 30, 2011, compared to $5 million in the comparable period last year. NCR defines free cash flow as cash flow from operations and discontinued operations, less capital expenditures for property, plants and equipment, and addition to capitalized software. We continue to expect free cash flow for full year 2011 to be in the range of $50 million to $75 million. Free cash flow tends to vary by quarter, and we expect lower free cash flow in Q3 to support higher revenues offset by increased free cash flow in Q4.

Finally, our revenue expectations on a constant currency basis for each line of business for the full year 2011 are as follows. In financial services, we expect revenues to grow 6% to 8%. In retail and hospitality, we expect revenues to increase 2% to 4%. For entertainment, we expect revenues to rise 75% to 100% and be in the range of $175 million to $200 million. In emerging industries, we expect revenues to be up 10% to 15%. Now, I will turn the call back over to Bill for closing comments.

Bill Nuti - NCR Corporation - Chairman & CEO

Thank you, Bob. NCR generated strong results during the second quarter. Steadfast execution, our commitment to innovation, global balance and market share gains are all contributing to sustained order momentum in our core solutions, as well as continued traction in emerging industries. In tandem, our services business is delivering differentiated and value-added offers to our customers, and our ability to secure operational efficiencies across NCR is continuing to deliver good returns. Our results, particularly the performance in order momentum we’re seeing in our core solutions, have given us the comfort to raise our full year of revenue and earnings guidance, and we expect our growth profile will be greatly strengthened by our planned acquisition of Radiant. Radiant will give NCR a third core vertical in hospitality that fits very well strategically with our existing businesses, improves our revenue mix, particularly in software, and provides new opportunities to leverage our global footprint to drive international growth.

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F I N A L    T R A N S C R I P T

Jul. 21. 2011 / 9:45PM, NCR - Q2 2011 NCR Corp Earnings Conference Call

As you can see, it’s been a very successful and busy first half of the year. We’re on track with our near-term goals and we’re taking the steps to set us up for an improved longer term growth profile with higher margins. We continue to execute well. We are excited about our future and we look forward to updating you as the second half of the year unfolds. Thank you, and I’d now like to turn the call back to Gavin Bell before taking questions. Gavin?

Gavin Bell - NCR Corporation - IR

Thanks, Bill. Before we open it up to Q&A, and given that we discussed the Radiant acquisition on the call, I wanted to mention that our call today does not represent an offer to buy or the solicitation of an offer to sell any securities. NCR will file a tender offer statement on schedule TO, including an offer to purchase, a related letter of transmittal, and other tender offer documents with the SEC. These materials will be available on the SEC’s website, www.sec.gov, and should be read carefully when available because they contain important information including the terms and conditions of the offer. With that I’d like to open it up for questions. Don?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) One moment for the first question. Our first question comes from Julio Quinteros. Your line is open.

Raymond Leung - Goldman Sachs - Analyst

Hey, this is [Raymond Leung]. I’m going to [lob] one in for Julio. I just wanted to dig a little bit deeper on the order growth, which was very strong in financial services. How much of that is being driven by the smaller community banks, and maybe even the credit unions at this point? And then can you remind us what’s the differential in terms of the economics between typical small bank order versus a mid-sized regional order?

Bill Nuti - NCR Corporation - Chairman & CEO

Well, we had very strong growth in the mid-sized and regional bank segment in the US this past quarter, over 100% growth, about 115% growth, and that’s off a fairly solid number. So it was a driver of the year-over-year 27% total growth in the business. It’s still smaller, on an aggregate basis, than the whole, but it’s getting bigger by the quarter. So we’ve been pleased with our growth there, Raymond. And the economics are simple. You should think about the mid-sized banks globally, not just in the US, as having a margin profile around twice the margin profile that we get in large banks, the top 10 or 20 banks in the world. Call it mid-40s to high 40s in that segment. It could even go higher. On certain quarters, we’re in the low 50s versus mid-20s in large banks.

Raymond Leung - Goldman Sachs - Analyst

Okay. That was very helpful. Then on the entertainment business, obviously you are moving along and redeploying some of those under-performing kiosks. Just curious to hear, you’re speaking to multiple parties, and the whole optionality there. In your view, what’s the best case scenario here, or what is your ideal outcome?

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F I N A L    T R A N S C R I P T

Jul. 21. 2011 / 9:45PM, NCR - Q2 2011 NCR Corp Earnings Conference Call

Bill Nuti - NCR Corporation - Chairman & CEO

Well, I don’t know if there’s a best case scenario here. I think we feel very good about how the business is operating today. On a go-forward basis, we feel good about this business becoming profitable next year, significantly, but we do have significant interest that’s been expressed by multiple parties for this business. So at the end of the day, we’re going to do what’s in the best interest of the shareholder and analyze any external offer, partnership, or acquisition, as well as internally, what we think we can return to the shareholders over a reasonable amount of time, running this business as part of NCR.

Raymond Leung - Goldman Sachs - Analyst

Great. Thank you.

Bill Nuti - NCR Corporation - Chairman & CEO

Thank you.

Operator

The next question comes from Katy Huberty, your line is open.

Katy Huberty - Morgan Stanley - Analyst

Hi, guys. Thanks. First, on the services side of the business, it surprised both on revenue and margins versus our model. So can you talk about where you are in the reinvestment and restructuring of that segment? Are you ahead of plan, given the results this quarter?

Bill Nuti - NCR Corporation - Chairman & CEO

Yes, we’re well ahead of plan, Katy. This business has done extraordinarily well for the last several quarters. We feel very good about where we are today and we’ve made significant investments over the last two to three years in multiple dimensions. In people, in management, in infrastructure, in systems and tools, and so what we’re seeing now is a combination of the productivity gains as a result of those investments, but we’ve also put a lot of time and effort into the creation of new offers, widening the offers we sell into the marketplace. So we are no longer just a break, fix, and managed services business. Our offers are becoming much wider to our customer set, we’re expanding those offers in multiple industries, and we’re expanding those offers in multiple countries in multiple industries. So what we’re seeing now is the growth that’s coming along with that plan. We did not anticipate the growth to be quite as robust as it is today as early in the process of this transformation. We’re pleased with it. That being said, we’ve got to continue the momentum. So there’s a lot of work ahead of us to continue that momentum. Frankly, I’m pleased about the Radiant acquisition because it allows us, once closed, to expand the services footprint into this vertical market known as hospitality, this segment of the market, and gives us a chance to expand that footprint. John?

John Bruno - NCR Corporation - Executive VP of Industry Solutions Group

Yes, Katy. I’d add only one additional comment to Bill’s, and that would be our team has done a very good job in protecting and enhancing the base book of business, a thing we call file value, which year-on-year we look at the total book of business. And you always estimate erosion in your file value, contracts that may not renew, or pricing that may not be what it needs to be in your plan, and our team has done a solid job in minimizing file value erosion and maintaining the profitability in those deals, and that only happens when you deliver excellent service. So the enhancements to the service portfolio and all the changes within the business has truly allowed for us to protect that base and then enhance it with all the things that Bill mentioned, and

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F I N A L    T R A N S C R I P T

Jul. 21. 2011 / 9:45PM, NCR - Q2 2011 NCR Corp Earnings Conference Call

now with the ability to go into the hospitality market and down-market with Radiant, it is just a great opportunity for us, given the size, breadth and depth of that business.

Bill Nuti - NCR Corporation - Chairman & CEO

And lastly, Katy, when you look at our telecom and technology business, which is now becoming a sizable services business, I mentioned to you earlier that we have expanded our offers. We’re now providing services, value-added services, at mid-40s margins to telecom companies, becoming essentially their arm for delivery of managed services, and OEMs, becoming their back-end for delivery of services as well. That business grew 22% year-on-year. So again, a number of adjacencies we’ve expanded into are growing faster than we, quite frankly, expected.

Operator

The next question comes from Gil Luria. Your line is open.

Gil Luria - Wedbush Securities - Analyst

Yes. Thank you for taking my question. You raised guidance by $0.03, but it looks like the core business, you raised the guidance by a lot more than that. It looks like in DVD you’re already at the high end of your guidance in terms of loss for the year. Would you mind updating your guidance for the DVD loss for the year so we can get a sense of how much better the core business is doing?

Bill Nuti - NCR Corporation - Chairman & CEO

Yes. Go ahead, Bob.

Bob Fishman - NCR Corporation - SVP, CFO

We gave a range at the beginning of the year for the entertainment business, and there’s no doubt that we’re probably tracking closer to the higher — I would say the higher end of that loss, and so we need the core businesses to make up for that. That being said, we are on track to deliver the revenue for the business. We had a good Q1 and a good Q2. The financial business has strong backlog to support the NPOI for the full year, and the retail business is going into the back half of the year with backlog up 10%. So core business doing well, entertainment roughly on track, and the emerging industries continuing to track towards that 10% to 15% revenue growth.

Gil Luria - Wedbush Securities - Analyst

I thought your original guidance was $25 million to $35 million NPI loss, and you’re already at $32 after the second quarter. Wouldn’t that mean that we’re going to be above the high end of the range for entertainment for the year?

Bob Fishman - NCR Corporation - SVP, CFO

Yes. There’s no doubt, Gil, we have work to do. What the back half of the year is suggesting is we’ve got an extra $25 million of revenue than what we did in the first half of the year. That, plus some efficiencies in the business —

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F I N A L    T R A N S C R I P T

Jul. 21. 2011 / 9:45PM, NCR - Q2 2011 NCR Corp Earnings Conference Call

Bill Nuti - NCR Corporation - Chairman & CEO

And the flow-through on that revenue flows through.

Bob Fishman - NCR Corporation - SVP, CFO

Well, the flow-through on the revenue should be strong. So I’m saying we’re at the top end. We’ve got a shot of making that negative $35 loss. We’re pushing the team hard, Gil, and I’m not giving up on making that negative $35 loss, but you’re right, year-to-date, the number is tracking and causes some pressure on the back half of the year.

Gil Luria - Wedbush Securities - Analyst

And then my second question is on Europe, there’s been some technology companies that are reported issues in Europe. It seemed like you’re still doing well. Could you help us quantify how well you’re doing there? Maybe help us understand the contribution from how well that market is doing for you versus how much you’re doing from share gains?

Bill Nuti - NCR Corporation - Chairman & CEO

Total orders, Gil, in Europe were up a little over 16% year-on-year. We did get significant help from foreign currency translation, but even then orders were up healthily on a year-over-year basis. On the revenue side of the equation, revenue for Europe, we were up a little bit year-on-year, call it 3% or so on revenue. So we built a little backlog in the quarter. I’d say the biggest driver of our success in Europe is financial. Financial in Europe was up over 33% year-on-year for us, so a very significant growth in orders in financial on a year-on-year basis. When you look at revenue, again, financial was a key driver up 6%. By the way, software and technology, that telecom and technology businesses and services was up 28% year-on-year in that market, and becoming very substantial in terms of revenue. But financial is the key driver. We’re seeing good traction in Europe, Gil. No question that the macro environment in Europe continues to concern us on a long-term basis, but we’re executing very well there and we had a solid quarter.

Gil Luria - Wedbush Securities - Analyst

Sounds good. Thank you.

Bill Nuti - NCR Corporation - Chairman & CEO

Thank you.

Operator

I’m showing no further questions in the queue.

Bill Nuti - NCR Corporation - Chairman & CEO

Okay. Thank you very much, folks, for joining our call and we’ll talk to you next quarter.

Operator

This concludes today’s conference call. You may disconnect at this time.

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F I N A L    T R A N S C R I P T

Jul. 21. 2011 / 9:45PM, NCR - Q2 2011 NCR Corp Earnings Conference Call

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